Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 3/31/2011

($000’s)

3/31/2011
Assets
Cash and Balances Due From Depository Institutions	$13,798,547
Securities	58,784,508
Federal Funds	4,446,250
Loans & Lease Financing Receivables	188,553,195
Fixed Assets	5,071,554
Intangible Assets	13,223,551
Other Assets	22,091,641

Total Assets	$305,969,246

Liabilities
Deposits	$215,206,369
Fed Funds	8,615,219
Treasury Demand Notes	0
Trading Liabilities	579,986
Other Borrowed Money	34,076,282
Acceptances	0
Subordinated Notes and Debentures	7,760,721
Other Liabilities	7,772,817

Total Liabilities	$274,011,394

Equity
Minority Interest in Subsidiaries	$1,761,010
Common and Preferred Stock	18,200
Surplus	14,136,872
Undivided Profits	16,041,770

Total Equity Capital	$31,957,852

Total Liabilities and Equity Capital	$305,969,246

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